October 30, 2024

Hunter Horsley
President and Treasurer
Bitwise XRP ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, California 94104

       Re: Bitwise XRP ETF
           Registration Statement on Form S-1 filed October 2, 2024
           Amendment No. 1 to Registration Statement on Form S-1 filed October 16, 2024
           File No. 333-282465
Dear Hunter Horsley:

     We have reviewed your registration statement, as amended, and have the following comment.

Registration Statement on Form S-1
General

1. You state that the investment objective of the Trust is to reflect the performance of the price of XRP and that you will meet the objective by holding XRP.
The
       Commission has stated that XRP is offered and sold as a security under the federal securities laws. In that regard, we refer you to the complaint filed by the Commission in SEC v. Ripple Labs, Inc., No. 20-cv-10832 (S.D.N.Y.), and the
Commission   s
       pending appeal in SEC v. Ripple Labs Inc., No. 24-2648 (2d Cir.). Therefore, the
       Trust appears to meet the definition of an investment company under the Investment
       Company Act of 1940. Please file a request for withdrawal of the registration statement.
 October 30, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Justin Dobbie at (202) 551-3469 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Richard J. Coyle, Esq.